Exhibit 99.1

Belite Bio Announces Uplisting to the Nasdaq Global Select Market

SAN DIEGO, October 19, 2026 (GLOBE NEWSWIRE) - Belite Bio, Inc (NASDAQ: BLTE) (“Belite Bio®” or the “Company”), a clinical-stage drug development company focused on advancing novel therapeutics targeting degenerative retinal diseases that have significant unmet medical needs, today announced that it has received approval from Nasdaq to transfer the listing of its securities from the Nasdaq Capital Market to the Nasdaq Global Select Market. Trading on the Nasdaq Global Select Market will commence at the open of market on October 19, 2026, under the Company’s existing ticker symbol “BLTE.”

The Nasdaq Global Select Market is the highest of the three Nasdaq market tiers. The uplisting to this Market reflects the Company’s compliance with the Nasdaq Global Select Market’s more stringent financial and liquidity standards, as well as the Company’s continued progress in strengthening its financial profile and capital markets presence. The transition to this highest tier of the Nasdaq market is expected to enhance the Company’s visibility among institutional investors, improve liquidity, and broaden market recognition.

“Uplisting to the Nasdaq Global Select Market is a significant milestone for Belite Bio and reflects our ongoing financial discipline and business execution,” said Dr. Tom Lin, Chairman and Chief Executive Officer of Belite Bio. “We look forward to leveraging this enhanced platform to drive growth and create further value for our shareholders, as we continue to execute on our work to bring the potential first-ever approved treatment to patients living with Stargardt disease.”

About Belite Bio

Belite Bio is a clinical-stage drug development company focused on advancing novel therapeutics targeting degenerative retinal diseases that have significant unmet medical needs, such as Stargardt disease type 1 (STGD1) and geographic atrophy (GA) in advanced dry age-related macular degeneration (AMD), in addition to specific metabolic diseases. Belite Bio’s lead candidate, tinlarebant, is an oral therapy intended to reduce the accumulation of bisretinoid toxins in the eye. The Company has completed a Phase 3 trial (DRAGON) in adolescent and adult subjects with STGD1, which met its primary endpoint, and the drug is currently being evaluated in a Phase 2/3 trial (DRAGON II) in adolescent and adult subjects with STGD1 and a Phase 3 trial (PHOENIX) in subjects with GA. For more information, follow us on X, Instagram, LinkedIn, and Facebook, or visit us at www.belitebio.com.

Important Cautions Regarding Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to future expectations, plans and prospects, as well as other statements regarding matters that are not historical facts. These statements include but are not limited to statements regarding the expectations to further strengthen Belite Bio’s presence in global capital markets, enhance its visibility among institutional investors, improve its liquidity and broaden its market recognition following the transition to Nasdaq Global Select Market, the expectations to leverage the Nasdaq Global Select Market to drive growth, create further value for shareholders, the potential approval of tinlarebant as the first-ever treatment to patients living with Stargardt disease, as well as any other statements regarding matters that are not historical facts, and any other statements containing the words “may”, “will”, “expect”, “believe”, “target”, “plan”, “intend”, “continue”, “hope”, “potential”, “anticipate”, “estimate”, “look forward”, and other similar expressions. Actual results may differ materially from those indicated in the forward-looking statements as a result of various important factors related to Belite Bio’s business, including but not limited to, Belite Bio’s ability to demonstrate the safety and efficacy of its drug candidates; the clinical results for its drug candidates, which may not support further development or regulatory approval; expectations for the timing of initiation, enrollment and completion of, and data relating to, its clinical trials; the timing to complete any ancillary clinical trials and/or to receive the interim/final data of such clinical trials; the timing to communicate with and submit trial data to regulatory authorities for drug approval in various jurisdictions; the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approval of Belite Bio’s drug candidates; Belite Bio’s ability to successfully commercialize tinlarebant, if approved, including its ability to build out commercial infrastructure, achieve market acceptance, and execute a timely product launch; timing for Belite Bio to share additional data at upcoming medical meetings; the potential efficacy of tinlarebant to set a new benchmark for future research in inherited retinal disorders, as well as those risks more fully discussed in the “Risk Factors” section in Belite Bio’s filings with the U.S. Securities and Exchange Commission. All forward-looking statements are based on information currently available to Belite Bio, and Belite Bio undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Media and Investor Relations Contact:

ir@belitebio.com